Overview

GRYT Health, Inc promotes cancer education, access and drug development for cancer patients and caregivers. Recent FDA requirements now make GRYT's services critical.

Milestones

GRYT Health Inc was founded by cancer survivors and caregivers and was incorporated in the State of Delaware in February 2016.

Since then, GRYT has:

- Over $12 million booked revenue from 20 pharmaceutical and biotech companies

- Established patient community with 50 million interactions to date

- $3 million in projected sales pipeline with 23 treatment development clients

- $13.4 billion annual industry spend in Gryt's three service lines

- $6.1 million invested from 24 investors and 6 funds, including The Omidyar

Group (founder of eBay) and Wefunder.

Historical Results of Operations Through December 31, 2024.

- Revenues & Gross Margin. For the period ended December 31, 2024 the Company had revenues of $1,703081 compared to December 31, 2023, when the Company had revenues of $2,228,199.

- Assets. As of December 31, 2024, the Company had $319,738 in total assets, including $7,463 in cash. As of December 31, 2023, the Company had total assets of $485,609, including $368 in cash.

- Net Loss. The Company has had net losses of $709,649 and net losses of $1,830,276 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

- Liabilities. The Company's liabilities totaled $1,341,740 for the fiscal year ended December 31, 2024 and $1,223,474 for the fiscal year ended December 31, 2023.

Liquidity & Capital Resources

To-date, the company has been financed with $6,167,513 in equity including $2,164,351 in Series A Preferred Convertible Stock and $277,378 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 7 months before we need to raise further capital.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 5 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses
Q1 2025 has seen a halt on new contract signings in the pharmaceutical sector due to tariff concerns and financial market conditions.
•We've made progress with two new strategic clients, one a Top 10 pharma and the other a Top 3 CRO (clinical research organization)
•We completed supplier qualification for one and in final proposal review with the other
•Gryt is focused on delivering contracted revenue and working closely with each client to address procurement challenges for new contracts
>•$229,686 in Q1 earned revenue vs. forecast of $745,840
>•Gryt reduced headcount by 3 persons and cut additional cost to lower breakeven to $125,000 per month
>•We have 13 contracts in the sales pipeline totaling $2.38 million
•We completed Gryt's WeFunder campaign in Q1 with $76,014 raised from 27 investments
>•We also raised $86,163.13 during the quarter from two investors
>•These investments are helping significantly with cash flow during market challenges
We will continue to pursue the sale of Series A Convertible Preferred Equity to sell approximately $725,000 to reach are authorized $3 million goal.